BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of December 31, 2018)

Quantity	Description	Ticker	Current	Percent
40.000	BERKSHIRE HATHAWAY INC. CLASS A	BRKA	$12,240,000.00	36.31%
29,000.000	CARMAX, INC.	KMX	1,819,170.00	5.40%
47,000.000	BROOKFIELD ASSET MANAGEMENT	BAM	1,802,450.00	5.35%
62,000.000	LKQ CORPORATION	LKQ	1,471,260.00	4.36%
9,000.000	FEDEX CORPORATION	FDX	1,451,970.00	4.31%
30,000.000	WELLS FARGO & CO.	WFC	1,382,400.00	4.10%
110,000.000	HANESBRANDS INC.	HBI	1,378,300.00	4.09%
9,000.000	ALLIANCE DATA SYSTEMS CORP	ADS	1,350,720.00	4.01%
12,000.000	CIMPRESS N.V.	CMPR	1,241,040.00	3.68%
13,000.000	INGREDION INCORPORATED	INGR	1,188,200.00	3.52%
40,000.000	SUNCOR ENERGY INC.	SU	1,118,800.00	3.32%
12,000.000	T. ROWE PRICE ASSOCIATES INC.	TROW	1,107,840.00	3.29%
24,000.000	SPECTRUM BRANDS HOLDINGS, INC.	SPB	1,014,000.00	3.01%
10,000.000	AMERICAN EXPRESS COMPANY	AXP	953,200.00	2.83%
24,000.000	NASPERS LTD.	NPSNY	951,720.00	2.82%
26,000.000	AUTONATION, INC.	AN	928,200.00	2.75%
16,000.000	QUALCOMM INCORPORATED	QCOM	910,560.00	2.70%
6,000.000	INTERNATIONAL BUSINESS MACHINE	IBM	682,020.00	2.02%
479,040.000			$32,991,850.00	97.87%
	Cash & Miscellaneous		719,101.66	2.13%
	Net Assets		$33,710,951.66	100.00%

BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 12/31/18

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	-15.15%	6.05%	5.00%	10.08%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.